Exemption number: 82 4639

# **KGHM** POLSKA MIEDŹ S.A.


ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00


| *Att:* | Division of Corporation Finance<br>Office of International Corporate Finance | | |
|---|---|---|---|
| *Company:* | United States Securities<br>and Exchange Commission | *Fax:* | *1 202 772 92 07* |
| *From:* | Wojciech Marciniak (contact name)<br>Chief Specialist, Investor Relations | *Phone:* | *(48 76) 747 88 74* |
| *Company:* | KGHM Polska Miedź S.A. | *Fax:* | *(48 76) 747 82 05* |
| *E-mail:* | | | |
| *Date:* | *20 April 2006* | *No of sheets:* | 5 |

NI/77/2006



06014572

In accordance with §86 section 2 of the Decree of the Minister of Finance dated October 19, 2005 - Journal of Law No 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Annual Report for 2005.

Herein, are presented only the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Consolidated Annual Report for 2005 by express mail shortly.

Sincerely



WICEPREZES ZARZĄDU
*Mirosław Biliński*

WICEPREZES ZARZĄDU
*Marek Fusiński*

(in '000 PLN unless otherwise indicated)





**Consolidated balance sheet**

| | Note | At 31 December 2005 | At 31 December 2004 |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 7 | 5 581 193 | 5 458 088 |
| Intangible assets | 8 | 89 248 | 90 115 |
| Investment property | 9 | 28 250 | 9 878 |
| Investments in associates | 10 | 931 173 | 805 095 |
| Deferred income tax assets | 23 | 162 610 | 26 670 |
| Available-for-sale financial assets | 11 | 28 005 | 31 816 |
| Held-to-maturity investments | 12 | 44 | 37 320 |
| Derivative financial instruments | 13 | 20 548 | 19 329 |
| Financial assets at fair value through profit or loss | 14 | 27 464 | - |
| Trade and other receivables | 15 | 15 761 | 14 745 |
| | | **6 884 296** | **6 493 056** |
| **Current assets** | | | |
| Inventories | 16 | 1 244 576 | 1 034 311 |
| Trade and other receivables | 15 | 912 669 | 810 243 |
| Receivables due to current income tax | | 2 878 | 1 578 |
| Held-to-maturity investments | 12 | - | 5 789 |
| Derivative financial instruments | 13 | 171 645 | 494 145 |
| Cash and cash equivalents | 17 | 1 878 321 | 523 174 |
| | | **4 210 089** | **2 869 240** |
| **Assets classified as held for sale** | **26** | **7 566** | **-** |
| | | **4 217 655** | **2 869 240** |
| **TOTAL ASSETS** | | **11 101 951** | **9 362 296** |
| | | | |
| **Equity and liabilities** | | | |
| **EQUITY** | | | |
| **Equity attributable to shareholders of the Company** | | | |
| Share capital | 18 | 2 000 000 | 7 413 573 |
| Other reserves | 19 | (810 388) | 201 550 |
| Retained earnings | | 5 153 078 | (1 976 873) |
| | | **6 342 690** | **5 638 250** |
| **Minority interests** | | **14 631** | **17 701** |
| **TOTAL EQUITY** | | **6 357 321** | **5 655 951** |
| | | | |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Trade and other payables | 21 | 13 847 | 15 609 |
| Borrowings | 22 | 63 388 | 53 781 |
| Derivative financial instruments | 13 | 210 298 | 44 117 |
| Deferred income tax liabilities | 23 | 16 566 | 23 035 |
| Liabilities due to employee benefits | 24 | 816 169 | 706 720 |
| Provisions due to other liabilities and charges | 25 | 410 397 | 444 015 |
| | | **1 530 665** | **1 287 277** |
| **Current liabilities** | | | |
| Trade and other payables | 21 | 1 429 258 | 1 154 488 |
| Borrowings | 22 | 48 477 | 273 074 |
| Current income tax liabilities | | 397 963 | 299 441 |
| Derivative financial instruments | 13 | 1 150 239 | 549 546 |
| Liabilities due to employee benefits | 24 | 68 646 | 62 658 |
| Provisions for other liabilities and charges | 25 | 119 382 | 79 861 |
| | | **3 213 965** | **2 419 068** |
| **TOTAL LIABILITIES** | | **4 744 630** | **3 706 345** |
| **TOTAL EQUITY AND LIABILITIES** | | **11 101 951** | **9 362 296** |

(in '000 PLN unless otherwise indicated)



**Consolidated income statement**

| | Note | For the period from 1 January to 31 December 2005 | For the period from 1 January to 31 December 2004 |
|---|---|---|---|
| Sales | 28 | 9 029 496 | 7 322 729 |
| Cost of sales | 29 | (5 626 487) | (4 866 548) |
| **Gross profit** | | **3 403 009** | **2 456 181** |
| Selling and marketing costs | 29 | (192 044) | (154 560) |
| Administrative expenses | 29 | (661 924) | (639 648) |
| Other gains/losses - net | 31 | 13 019 | (13 406) |
| **Operating profit** | | **2 562 060** | **1 648 567** |
| Financial costs - net | 32 | (37 830) | (153 216) |
| Share of profits/losses of associates accounted for using the equity method | 33 | 210 160 | 181 924 |
| **Profit before income tax** | | **2 734 390** | **1 677 275** |
| Income tax expense | 34 | (626 620) | (300 822) |
| **Profit for the period** | | **2 107 770** | **1 376 453** |
| **attributable to:** | | | |
| shareholders of the Parent Entity | | 2 106 085 | 1 376 715 |
| minority interests | | 1 685 | (262) |
| | | | |
| **Earnings per share attributable to the shareholders of the Parent Entity during the period (PLN per share)** | 35 | | |
| – basic/diluted | | 10.53 | 6.88 |

(in '000 PLN unless otherwise indicated)

**Consolidated statement of changes in equity**

| | Attributable to shareholders of Company | | | Attributable to minority interests | Total equity |
|---|---|---|---|---|---|
| | Share capital | Other reserves | Retained earnings | | |
| **At 1 January 2004** | **7 413 573** | **(262 108)** | **(3 353 588)** | **17 963** | **3 815 840** |
| Fair value gains on available for sale financial assets (note nr 11) | - | 16 | - | - | 16 |
| Impact of cash flow hedging (note nr 13) | - | 547 149 | - | - | 547 149 |
| Deferred income tax on cash flow hedging (note nr 23) | - | (83 507) | - | - | (83 507) |
| **Total income/expenses recognised directly in equity** | **-** | **463 658** | **-** | **-** | **463 658** |
| Profit for the period | - | - | 1 376 715 | (262) | 1 376 453 |
| **Total recognised income/expenses** | **-** | **463 658** | **1 376 715** | **(262)** | **1 840 111** |
| **At 31 December 2004** | **7 413 573** | **201 550** | **(1 976 873)** | **17 701** | **5 655 951** |
| | | | | | |
| **At 1 January 2005** | **7 413 573** | **201 550** | **(1 976 873)** | **17 701** | **5 655 951** |
| **Restatement of data at 1 January 2005 due to transition to IAS 32 and 39** | **-** | **-** | **10 293** | **-** | **10 293** |
| **At 1 January 2005 after restatement** | **7 413 573** | **201 550** | **(1 966 580)** | **17 701** | **5 666 244** |
| Losses due to changes of fair value of available for sale financial assets (note nr 11) | - | (16) | - | - | (16) |
| Impact of cash flow hedging (note nr 13) | - | (1 242 964) | - | - | (1 242 964) |
| Deferred income tax on cash flow hedging (note nr 23) | - | 231 058 | - | - | 231 058 |
| **Total income/expenses recognised directly in equity** | **-** | **(1 011 922)** | **-** | **-** | **(1 011 922)** |
| Profit for the period | - | - | 2 106 085 | 1 685 | 2 107 770 |
| Transactions with minority interest (note nr 20) | - | - | - | (4 755) | (4 755) |
| Other changes | - | (16) | - | - | (16) |
| **Total recognised income/ expenses** | **-** | **(1 011 938)** | **2 106 085** | **(3 070)** | **1 091 077** |
| Coverage of the effects of revaluation of share capital transferred to retained earnings (note 44 point 4.10) | (5 413 573) | - | 5 413 573 | - | - |
| Dividends paid | - | - | (400 000) | - | (400 000) |
| **At 31 December 2005** | **2 000 000** | **(810 388)** | **5 153 078** | **14 631** | **6 357 321** |

(in '000 PLN unless otherwise indicated)



**Consolidated cash flow statement**

| | Note | For the period from 1 January to 31 December 2005 | from 1 January to 31 December 2004 |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Cash generated from operating activities | 37 | 3 178 349 | 2 114 091 |
| Income tax paid | | (441 607) | (158 637) |
| **Net cash generated from operating activities** | | **2 736 742** | **1 955 454** |
| **Cash flow from investing activities** | | | |
| Purchase of intangible assets and property, plant and equipment | | (880 430) | (728 297) |
| Proceeds from sale of intangible assets and property, plant and equipment | 37 | 7 795 | 7 094 |
| Purchase of investment property | 9 | (152) | - |
| Purchase of held to maturity investments | 12 | (34 367) | (46 973) |
| Purchase of other financial assets | | (3 912) | (2 061) |
| Proceeds from sale and realisation of held to maturity investments | | 40 430 | 58 209 |
| Proceeds from sale of other financial assets | | 3 037 | 2 887 |
| Purchase of financial assets at fair value through profit or loss | 14 | (3 740) | - |
| Proceeds from sale of financial assets at fair value through profit or loss | | 24 240 | - |
| Interest received | | 584 | 267 |
| Dividends received | | 84 395 | 69 155 |
| Other investment expenses | | 35 434 | (209) |
| **Net cash used in investing activities** | | **(726 686)** | **(639 928)** |
| **Cash flow from financing activities** | | | |
| Proceeds from borrowings | | 33 010 | 262 595 |
| Repayments of borrowings | | (270 320) | (1 498 765) |
| Interest paid | | (10 339) | (41 516) |
| Dividends paid to minority interest | | (39) | (78) |
| Dividends paid to shareholders of the Parent Entity | | (400 000) | - |
| Payments of liabilities due to financial leasing | | (7 109) | (7 558) |
| Other financial expenses | | (1 640) | (521) |
| **Net cash used in financing activities** | | **(656 437)** | **(1 285 843)** |
| | | | |
| **Total net cash flow** | | **1 353 619** | **29 683** |
| Cash and cash equivalents at beginning of the period | | 523 174 | 494 591 |
| Exchange gains/losses on cash and cash equivalents | | 1 528 | (1 100) |
| **Cash and cash equivalents at end of the period** | | **1 878 321** | **523 174** |
| including restricted cash and cash equivalents | | 49 053 | 29 926 |